UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,859,949
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 15,859,949
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,859,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5 of this Schedule 13D/A	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Revocable Living Trust, dated May 26, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,377,840
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 7,377,840
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,377,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Limited Partnership Florida Intangible Tax Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,245,682
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,245,682
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,245,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.4% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Grantor Retained Annuity Trust #2, dated June 19, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 692,972
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 692,972
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 692,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Grantor Retained Annuity Trust #4, dated November 21, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 420,265
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 420,265
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 420,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 81,038
8 SHARED VOTING POWER 1,078,410
9 SOLE DISPOSITIVE POWER 81,038
10 SHARED DISPOSITIVE POWER 1,078,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,159,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,078,410
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,078,410
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,078,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% – See Item 5 of this Schedule 13D/A
14	TYPE OF REPORTING PERSON OO

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of George G. Beasley, the Chairman of the board of directors and Chief Executive Officer of the Issuer and a citizen of the United States, George G. Beasley Revocable Living Trust, dated May 26, 2006, a trust administered under the laws of Florida (the “RL Trust”), GGB Family Limited Partnership Florida Intangible Tax Trust, a trust administered under the laws of Florida (the “FIT Trust”), George G. Beasley Grantor Retained Annuity Trust, dated June 19, 2006, a trust administered under the laws of Florida (“GRAT #2”), George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002, a trust administered under the laws of Florida ( “GRAT #4”), GGB Family Enterprises, Inc., a Florida Corporation with no operations other than those described in Item 3 (“GGB Inc.”), GGB Family Limited Partnership, a Florida limited partnership with no operations other than those described in Item 3 (“GGB LP” and together with Mr. Beasley, the RL Trust, the FIT Trust, GRAT #2, GRAT #4, GGB Inc. and GGB LP the “Reporting Persons”).

The business address of each of the Reporting Persons is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D filed by George G. Beasley and the other Reporting Persons on January 7, 2004 (the “Original 13D”) is hereby amended to include the following description:

On December 9, 2008, George G. Beasley used approximately $1,078,410 in personal funds to purchase 1,078,410 shares of Class A Common Stock in a privately negotiated transaction. Those shares were subsequently transferred to GGB LP.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original 13D are hereby restated as follows:

(a) Mr. Beasley beneficially owns 15,859,949 shares, or 78.1% of the Issuer’s Class A Common Stock. This amount includes (i) 36,244 shares of Class A Common Stock directly held by Mr. Beasley; (ii) 117,166 shares of Class A Common Stock issuable upon conversion of 117,166 shares of Class B Common Stock held directly by Mr. Beasley; (iii) 25,000 shares of Class A Common Stock held by the RL Trust and beneficially owned by Mr. Beasley; (iv) 7,377,840 shares of Class A Common Stock issuable upon conversion of 7,377,840 shares of Class B Common Stock held by the RL Trust and beneficially owned by Mr. Beasley (v) 1,078,410 shares of Class A Common Stock held by the GGB LP and beneficially owned by Mr. Beasley; (vi) 81,038 shares of Class A Common Stock issuable upon conversion of 81,038 shares of Class B Common Stock held by the GGB Inc. and beneficially owned by Mr. Beasley; (vii) 1,096 shares of Class A Common Stock held by the REB Trust and beneficially owned by Mr. Beasley; (viii) 296,736 shares of Class A Common Stock issuable upon conversion of 296,736 shares of Class B Common Stock held by the REB Trust and beneficially owned by Mr. Beasley;

(ix) 5,245,682 shares of Class A Common Stock issuable upon conversion of 5,245,682 shares of Class B Common Stock held by the FIT Trust and beneficially owned by Mr. Beasley; (x) 692,972 shares of Class A Common Stock issuable upon conversion of 692,972 shares of Class B Common Stock held by the GRAT #2 and beneficially owned by Mr. Beasley; (xi) 420,265 shares of Class A Common Stock issuable upon conversion of 420,265 shares of Class B Common Stock held by the GRAT #4 and beneficially owned by Mr. Beasley; and (xii) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock (the “Options”) beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 20,303,407 shares of Class A Common Stock outstanding, consisting of (x) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof (including an aggregate of 1,140,750 shares of Class A Common Stock held directly by Mr. Beasley and by the Revocable Trust, GGB LP, and REB Trust and beneficially owned by Mr. Beasley) (y) the 14,231,699 shares of Class A Common Stock issuable upon conversion of an aggregate of 14,231,699 shares of Class B Common Stock held by directly by Mr. Beasley and by the RL Trust, the FIT Trust, GRAT #2, GRAT #4, GGB LP, REB Trust GGB LP, and REB Trust and beneficially owned by Mr. Beasley and (z) the 487,500 shares of Class A Common Stock beneficially owned by Mr. Beasley as the result of the Options).

The RL Trust beneficially owns 7,377,840 shares, or 56.9% of the Issuer’s Class A Common Stock. This amount is directly owned by the RL Trust. The percentage of the Issuer’s Class A Common Stock beneficially owned by the RL Trust is based on 12,962,048 shares of Class A Common Stock outstanding, consisting of: (i) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 7,377,840 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 7,377,840 shares of Class B Common Stock beneficially owned by the RL Trust.

The FIT Trust beneficially owns 5,245,682 shares, or 48.4% of the Issuer’s Class A Common Stock. This amount is directly owned by the FIT Trust. The percentage of the Issuer’s Class A Common Stock beneficially owned by the FIT Trust is based on 10,829,890 shares of Class A Common Stock outstanding, consisting of: (i) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 5,245,682 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 5,245,682 shares of Class B Common Stock beneficially owned by the FIT Trust.

The GRAT #2 beneficially owns 692,972 shares, or 11.0% of the Issuer’s Class A Common Stock. This amount is directly owned by the GRAT #2. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GRAT #2 is based on 6,277,180 shares of Class A Common Stock outstanding, consisting of: (i) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 692,972 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 692,972 shares of Class B Common Stock beneficially owned by the GRAT #2.

The GRAT #4 beneficially owns 420,265 shares, or 7.0% of the Issuer’s Class A Common Stock. This amount is directly owned by the GRAT #4. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GRAT #4 is based on 6,004,473 shares of Class A Common Stock outstanding, consisting of: (i) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 420,265 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 420,265 shares of Class B Common Stock beneficially owned by the GRAT #4.

GGB Inc. beneficially owns 1,159,448 shares, or 20.5% of the Issuer’s Class A Common Stock. This amount (i) include 81,038 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 81,038 shares of Class B Common Stock directly owned by the GGB Inc. and (ii) 1,078,410 shares of Class A Common Stock held by the GGB LP, of which GGB Inc. is the general partner. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB Inc. is based on 5,665,246 shares of Class A Common Stock outstanding, consisting of: (i) 5,584,208 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 81,038 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 81,038 shares of Class B Common Stock beneficially owned by the GGB Inc.

The GGB LP beneficially owns 1,078,410 shares, or 19.30% of the Issuer’s Class A Common Stock. This amount is directly owned by the GGB LP. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB LP 5,584,208 shares of Class A Common Stock outstanding as of the date hereof.

Item 5(b) of the Original 13D is hereby restated as follows:

(b) Mr. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 487,500 shares of Class A Common Stock issuable upon the exercise of the Option, 36,244 shares of Class A Common Stock, and 117,166 shares of Class B Common Stock directly owned by Mr. Beasley. Mr. Beasley in his capacity as the trustee of each of the Revocable Trust, FIT Trust, REB Trust, GRAT #2, and GRAT #4, and as the as sole shareholder of GGB Inc., the general partner of GGB LP, has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the: (i) 25,000 shares of Class A Common Stock and 7,377,840 shares of Class B Common Stock held by the Revocable Trust; (ii) 1,078,410 shares of Class A Common Stock held by the GGB LP and 81,038 shares of Class B Common Stock held by GGB Inc; (iii) 5,245,682 shares of Class B Common Stock held by the FIT Trust; (iv) 1,096 shares of Class A Common Stock and 296,736 shares of Class B Common Stock held by the REB Trust; (v) 692,972 shares of Class B Common Stock held by the GRAT #2; and (vi) 420,265 shares of Class B Common Stock held by the GRAT #4.

Item 5(c) of the Original 13D is hereby amended to include the following description:

On December 9, 2008, George G. Beasley acquired 1,078,410 shares of Class B Common Stock for $1.00 per share in a privately negotiated transaction and transferred those shares to GGB LP.

On December 5, 2008, George G. Beasley acquired 1,000 shares of Class A Common Stock for $1.80 per share in an open market transaction.

On December 5, 2008, the RL Trust acquired 7,235 shares of Class A Common Stock for $1.79 per share in an open market transaction.

On December 5, 2008, GRAT #4 acquired 420,265 shares of Class B Common Stock for $1.33 per share in a privately negotiated transaction.

On December 4, 2008, the RL Trust acquired 7,765 shares of Class A Common Stock for $1.53 per share in an open market transaction.

On December 4, 2008, George G. Beasley acquired 4,840 shares of Class A Common Stock for $1.37 per share in an open market transaction.

On December 3, 2008, George G. Beasley acquired 11,160 shares of Class A Common Stock for $0.90 per share in an open market transaction.

On December 3, 2008, the RL Trust acquired 10,000 shares of Class A Common Stock for $1.00 per share in an open market transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008

/s/ George G. Beasley
George G. Beasley

GEORGE G. BEASLEY REVOCABLE LIVING TRUST, DATED MAY 26, 2006

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #2, DATED JUNE 19, 2006

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #4, DATED NOVEMBER 21, 2008

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GGB FAMILY ENTERPRISES, INC.

/s/ George G. Beasley
By:	George G. Beasley
Title:	President

GGB FAMILY LIMITED PARTNERSHIP
By:	GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By:	George G. Beasley
Title:	President

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement